Mail Stop 6010

	December 15, 2005

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re:	SpatiaLight, Inc.
	Post Effective Amendments No. 2 to
	Registration Statements on Form S-3
	Filed December 6, 2005
	File Nos. 333-122391 and 333-122392

Dear Mr. Olins:

      We have reviewed your letters dated December 6, 2005 and December 9, 2005 and related filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. Please revise your withdrawal requests to state whether any securities were sold in connection with the post-effective amendments you seek to withdraw. See Rule 477(c).

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and
333-
122392)

2. We note the sales under the registration statement, like those mentioned in your response to comment 3. Please provide an analysis of your potential liability under Section 11 of the Securities Act related to those sales and the materiality of that potential liability.

3. We note your added statements regarding the audit committee`s conclusions. Such additional disclosure provided in a post-effective amendment should be included in a complete prospectus filed with the amendment. Your post-effective amendment should be complete and updated, including the current version of required undertakings.

Form 10-Q for the Quarterly Period ended June 30, 2005

4. We note your response to comment 7; however, pending amendments to material agreements do not alter the need to have properly filed the agreement. Please refile the exhibit and any other exhibits necessary to comply with the requirements of Regulation S-K Item 601.


*     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Julie Sherman at (202) 551-3640, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with questions regarding our comments on any other part of your filings.


                                                Sincerely,



                                                Russell Mancuso
                                                Branch Chief

cc (via fax):	Melvin Katz, Esq. - Bryan Cave LLP
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Robert A. Olins
SpatiaLight, Inc.
December 15, 2005
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